UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

246911101
(CUSIP Number)

Michael Zimmerman	Marc Weingarten
Prentice Capital Management, LP	Schulte Roth & Zabel LLP
623 Fifth Avenue, 32nd Floor	919 Third Avenue
New York, New York 10022	New York, New York 10022
(212) 756-8040	(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2010
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246911101	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Prentice Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,864,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON: 2,864,345 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.15%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 246911101	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): PRENDEL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions): WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,864,345
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON: 2,864,345 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.15%
14	TYPE OF REPORTING PERSON (See Instructions): OO

CUSIP No. 246911101	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Michael Zimmerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,864,345
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,864,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON: 2,864,345 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.15%
14	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No. 246911101	SCHEDULE 13D	Page 5 of 8 Pages

Reference is made to the Statement on Schedule 13D, as previously amended by Amendment No. 1 and Amendment No. 2 thereto (as amended, the “Schedule 13D”), filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”) and PRENDEL, LLC (“PRENDEL”; PRENDEL, Prentice Capital Management and Mr. Zimmerman are collectively referred to as the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

PRENDEL owns all of the shares of Common Stock reported in this Amendment No. 3 to the Schedule 13D.  Prentice Capital Management serves as the manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL, including the shares of Common Stock reported herein.  As a result, Prentice Capital Management may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 3 to the Schedule 13D.   Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management.   As a result, Mr. Zimmerman may be deemed to control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 3 to the Schedule 13D.  Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the shares of Common Stock reported in this Amendment No. 3 to the Schedule 13D, except to the extent of their pecuniary interest therein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented by the following.

On November 11, 2010, Mr. Zimmerman sent a letter to the Chairman of the Issuer stating his belief that shareholder representatives should be added to the Board.  A copy of the letter is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraph (c) of Item 5 of the Schedule 13D is amended and restated as follows.

(c)           There have been no transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.

CUSIP No. 246911101	SCHEDULE 13D	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this Amendment No. 3 to the Schedule 13D), which joint filing agreement is incorporated by reference herein.   Except for the joint filing agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 4 of the Schedule 13D is amended and supplemented by the following.

The following exhibits are incorporated into this Schedule 13D:

Exhibit 2	Letter, dated November 11, 2010, from Michael Zimmerman to the Chairman of the Issuer.

CUSIP No. 246911101	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2010

PRENDEL, LLC

By: Prentice Capital Management,
LP, its Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 246911101	SCHEDULE 13D	Page 8 of 8 Pages

Exhibit 2

November 11, 2010

Mr. Chairman:

As reported in our recent 13D filed on November 1, 2010, we have increased our ownership of dELiA*s (or the “Company”) common shares outstanding to 9.15%. We did so because we firmly believe that the stock is undervalued and that significant upside potential exists.  However, we are concerned that the current operating trends could erode that value.

dELiA*s continues to report operating losses and negative free cash flow while most of its better capitalized peers have seen significant improvements and market share gains. In this highly competitive environment, we believe that the Company is not taking aggressive enough action to rectify these trends and get the business back on the right track. The stock is off more than 80% of its 2007 levels and has been stuck at current trading levels for three years.

In order to take immediate and effective action, we feel strongly that the board of directors needs to be expanded and have shareholder representation. The current board has little to no vested interest in the Company; without management, they own approximately 0.3% of the common shares outstanding and 1.0% including restricted stock and options. We believe it is critical that shareholder representatives are added to the board in order to insure that the Company will take the steps necessary to turn its performance around and create value for shareholders.

We look forward to hearing back from you promptly.

Michael

Michael Zimmerman
Prentice Capital Management, LP
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Phone: 212-756-8048
E-mail: michaelz@prenticecapital.com